Exhibit (a)(5)(C)

CIT Announces Preliminary Results of Cash Tender Offer for Its Common Stock

May 24, 2018

NEW YORK, May 24, 2018 — CIT Group Inc. (NYSE: CIT) today announced the preliminary results of its “modified Dutch auction” tender offer, which expired at 11:59 p.m., ET, on May 23, 2018.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of approximately 12.9 million shares of CIT’s common stock were properly tendered and not properly withdrawn at or below a purchase price of $54.75 per share, including approximately 9.0 million shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, CIT expects to accept for payment, at a purchase price of $54.75, approximately 11.1 million shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, at an aggregate cost of approximately $609 million, excluding fees and expenses relating to the tender offer. In accordance with SEC rules, this would represent an increase in the maximum number of shares to be accepted equal to 1.6% of our outstanding shares and would increase the aggregate cost of all shares to be purchased by approximately $109 million. Excluding up to $25 million reserved for employee stock ownership plans, this would complete our return of capital to stockholders being made pursuant to CIT’s amended capital plan. CIT expects to accept the shares on a pro rata basis, except for tenders of “odd lots,” which will be accepted in full, and has been informed by the depositary that the preliminary proration factor for the tender offer, after giving effect to the priority for “odd lots,” is approximately 86.4%. The shares expected to be purchased represent approximately 8.8% of CIT’s common stock issued and outstanding as of May 22, 2018.

The number of shares expected to be purchased in the tender offer, the per share and total purchase prices and the proration factor are based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the prescribed two trading day settlement period. The final number of shares to be purchased, the final per share and total purchase prices and the final proration factor (if any) will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. To the extent shares tendered through notice of guaranteed delivery are not delivered within the prescribed two trading day settlement period, the number of shares we accept, the per share and total purchase prices and the proration factor (if any) may differ from the preliminary amounts above. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

CIT has retained Credit Suisse Securities (USA) LLC as Dealer Manager for the Offer. Georgeson LLC is acting as the information agent and Computershare Trust Company, N.A. is acting as the depositary for the offer. For additional information regarding the terms of the offer, please contact: Credit Suisse Securities (USA) LLC at (800) 318-8219 (toll-free). Requests for documents and questions regarding the tendering of securities may be directed to Georgeson LLC by telephone at (877) 278-4774 or to the Dealer Manager at its telephone number above.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words “expect,” “anticipate,” “estimate,” “forecast,” “initiative,” “objective,” “plan,” “goal,” “project,” “outlook,” “priorities,” “target,” “intend,” “evaluate,” “pursue,” “commence,” “seek,” “may,” “would,” “could,” “should,” “believe,” “potential,” “continue,” or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Important factors that could cause our actual results to be materially different from our expectations include, among others, the risk that (i) CIT is unsuccessful in implementing its strategy and business plan, (ii) CIT is unable to react to and address key business and regulatory issues, (iii) CIT is unable to achieve the projected revenue growth from its new business initiatives or the projected expense reductions from efficiency improvements, (iv) CIT becomes subject to liquidity constraints and higher funding costs, or (v) the parties to a transaction do not receive or satisfy regulatory or other approvals or conditions on a timely basis or approvals are subject to conditions that are not anticipated. We describe these and other risks that could affect our results in Item 1A, “Risk Factors,” of our latest Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. CIT undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

About CIT

Founded in 1908, CIT (NYSE: CIT) is a financial holding company with approximately $50 billion in assets as of March 31, 2018. Its principal bank subsidiary, CIT Bank, N.A., (Member FDIC, Equal Housing Lender) has approximately $30 billion of deposits and more than $40 billion of assets. CIT provides financing, leasing, and advisory services principally to middle-market companies and small businesses across a wide variety of industries. It also offers products and services to consumers through its Internet bank franchise and a network of retail branches in Southern California, operating as OneWest Bank, a division of CIT Bank, N.A. For more information, visit cit.com.

Contacts

CIT MEDIA RELATIONS:

Gina Proia

212-771-6008

Gina.Proia@cit.com

CIT INVESTOR RELATIONS:

Barbara Callahan

(973) 740-5058

Barbara.Callahan@cit.com